SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Conmed Healthcare Management, Inc.
(Name of Subject Company)

_________________________

Conmed Healthcare Management, Inc.
(Name of Person(s) Filing Statement)

_________________________

Common Stock, $.0001 par value
(Title of Class of Securities)

_________________________

20741M03
(CUSIP Number of Class of Securities)

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Richard W. Turner

Chief Executive Officer

Conmed Healthcare Management, Inc.

7250 Parkway Dr., Suite 400

Hanover, Maryland 21076

(410) 567-5520
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

With copies to:

James A. Grayer, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

_________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Conmed Healthcare Management, Inc. (the “Company”) issued the following press release on July 16, 2012.

CONMED HEALTHCARE MANAGEMENT TO BE ACQUIRED BY CORRECT CARE SOLUTIONS

Transaction Unites Two Preeminent Correctional Healthcare Providers

HANOVER, MD and NASHVILLE, TN (July 16, 2012) -- Conmed Healthcare Management, Inc. (NYSE Amex: CONM), a leading full service provider of correctional facility healthcare services to juvenile and adult county detention centers, and Correct Care Solutions, LLC (CCS), a national provider of medical, mental health, care management and medical technology services to municipal, county, state and federal jail and correctional facilities serving both adult and juvenile populations, today announced that they have entered into a definitive merger agreement providing for CCS to acquire Conmed, for $3.95 per share in cash. The purchase price represents an approximately 33% premium over the average closing price per share for the 30 days prior to Conmed’s announcement of its intention to explore strategic alternatives and represents an equity value of approximately $59 million.

Upon consummation of the transaction, Conmed will become an operating subsidiary of CCS and maintain its existing executive team as well as headquarters in Hanover, Maryland.

Pursuant to the definitive agreement, a cash tender offer of $3.95 per share is expected to commence on or before July 30, 2012. This strategic combination between CCS and Conmed will substantially increase the geographical footprint and create the necessary diversification that opens the door to new markets in the future.

“Conmed has been actively seeking a partner that not only maintains the integrity of what has been built over the last 28 years, but also represents an attractive opportunity to deliver a return on investment to its shareholders. By joining with CCS, we believe we will achieve that goal,” commented Dr. Richard Turner, Chairman and Chief Executive Officer of Conmed. “My executive team and I look forward to working with Jerry and his team and sharing our best practices.”

“This is a significant milestone for CCS and Conmed. Not only do we bring together two complementary businesses to better serve existing and new clients, we unite two very similar philosophies on providing care to patients and providing excellent customer service,” said Jerry Boyle, President & Chief Executive Officer of CCS.

The combined company is expected to service nearly 100,000 patients daily and operate in 25 states, with over 5,000 employees, allowing it to bring to its patients best in class doctors, nurses, and mental health professionals. Together, CCS and Conmed will have capabilities in clinical care, mental health, telepsychiatry, electronic medical records, utilization management and pharmacy services. The combined company will be supported by CCS’ existing equity partners Audax Group and Frazier Healthcare.

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The transaction is expected to close in the third quarter of 2012, subject to the satisfaction of a number of customary closing conditions, including that the holders of 90% of the outstanding shares of Conmed tender, and do not withdraw, their shares prior to the expiration of the tender offer. Following the completion of the tender offer, CCS will acquire the remaining outstanding shares of Conmed common stock through a merger. As a result of the transaction, a trading market for Conmed’s common stock will no longer exist. The common stock will not be listed or registered on another national securities exchange.

Cantor Fitzgerald & Co. is acting as the financial advisor to Conmed and Kramer Levin Naftalis & Frankel LLP as the legal advisor to Conmed. Ropes & Gray LLP is acting as the legal advisor to CCS and its affiliates.

About Conmed

Conmed has provided correctional healthcare services since 1984, beginning in the State of Maryland, and currently serves county and municipal correctional facilities in ten states: Arizona, Kansas, Kentucky, Maryland, New Jersey, Oregon, Tennessee, Texas, Virginia and Washington. For more information, visit us at www.conmedinc.com.

About Correct Care Solutions

Correct Care Solutions, LLC began providing services in 2003. CCS is a comprehensive correctional healthcare solutions provider with the home office based in Nashville, Tennessee.  Currently, CCS is responsible for providing daily healthcare for over 65,000 inmates in correctional facilities throughout 21 states. More information can be found at www.correctcaresolutions.com.

About Audax Group

Audax Group, founded in 1999, is a leading investor in lower-middle market companies. With offices in Boston and New York, Audax manages in excess of $4.0 billion of equity, mezzanine debt, and senior loan capital.

About Frazier Healthcare

Founded in 1991, Frazier Healthcare is a provider of growth equity and venture capital to high growth and emerging healthcare service and biopharma companies. With over $1.8 billion under management across seven funds, Frazier Healthcare has invested in more than 140 companies across the entire developmental spectrum, from seed stage venture investments to leveraged recapitalizations of cash generating companies.

Forward Looking Statements

This press release may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements with respect to Conmed’s plans, objectives, expectations and intentions; and (ii) other statements that are not historical facts including statements which may be identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “potentially,” or similar expressions. These statements are based upon the current beliefs and expectations of Conmed’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Conmed’s control). These factors include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in Conmed’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the tender offer documents to be filed by Hanover Merger Sub, Inc. (“Purchaser”) and the solicitation/recommendation statement to be filed by the Company. Other factors not currently anticipated by management may also materially and adversely affect the closing of the proposed transaction. Conmed undertakes no obligation to update publicly or revise any forward-looking statements made, whether as a result of new information, future results or otherwise.

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IMPORTANT INFORMATION ABOUT THIS TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of Conmed. The planned tender offer by Purchaser for all of the outstanding shares of common stock of Conmed has not been commenced. On commencement of the tender offer, Purchaser will mail to Conmed stockholders an offer to purchase and related materials and Conmed will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. Purchaser will file its offer to purchase with the SEC on Schedule TO, and Conmed will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Conmed stockholders are urged to read these materials carefully when they become available, since they will contain important information, including terms and conditions of the offer. Conmed stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Purchaser or Conmed with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer.

Conmed Contact:

Thomas W. Fry

Chief Financial Officer

Tel: 410-567-5529

Email: tfry@conmed-inc.com

Lisa Wilson

In-Site Communications, Inc.

Tel: 212-452-2793

Email: lwilson@insitecony.com

Correct Care Solutions:

Patrick Cummiskey

Executive Vice President and Chief Development Officer

Tel: 615-324-5714

Email: pcummiskey@correctcaresolutions.com

The Company sent the following letter to its employees on July 16, 2012.

Dear Conmed Employees:

After substantial consideration by management and its Board of Directors, Conmed Healthcare Management, Inc. announced yesterday its intention to support the tender offer to be launched by Correct Care Solutions, LLC. Once this transaction closes, Conmed will operate as an operating subsidiary of Correct Care Solutions, LLC; we expect this will occur by early September.

We believe Conmed has built a solid track record and established an exceptional reputation by providing high-quality, cost-effective medical services to its clients. We do not expect this to change.

As with Conmed, Correct Care Solutions, LLC (CCS) operates within the correctional healthcare marketplace. Both companies have completed significant due diligence on each other, and I believe CCS has a complementary culture to Conmed, being client-focused, employee friendly, and a creative healthcare partner. The combination of these companies will allow us to share best practices and expand our ability to provide the high-quality level of service that our clients have come to expect from us. I am excited to work with Jerry Boyle, President and CEO of CCS, and his team and continue to grow this entity. We see the opportunity as a way to continue to offer our services efficiently and remain a quality provider and leader in the industry. We believe this transaction will allow us to operate more efficiently and drive innovation and technology for our clients.

We expect this transaction will not affect our day-to-day operations. Conmed will continue to be based out of Hanover, Maryland, and our executive team and I will remain in place.

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We will continue to build on our solid foundation – to increase penetration of the very lucrative market in which we operate. We look forward to your ongoing contributions to our future growth.

Please feel free to contact me directly with any questions you may have about the planned transaction and what it means for Conmed and for you. You can reach me in my office at 410-567-5534, on my cell phone at 804-338-6420, or via email at rturner@conmed-inc.com.

Kindest personal regards,

Richard W. Turner, Ph.D.
Chairman and Chief Executive Officer

Stephen B. Goldberg, M.D.
Executive Vice President

Forward Looking Statements

This document may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements with respect to Conmed’s plans, objectives, expectations and intentions; and (ii) other statements that are not historical facts including statements which may be identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “potentially,” or similar expressions. These statements are based upon the current beliefs and expectations of Conmed’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Conmed’s control). These factors include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in Conmed’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the tender offer documents to be filed by Hanover Merger Sub, Inc. (“Purchaser”) and the solicitation/recommendation statement to be filed by the Company. Other factors not currently anticipated by management may also materially and adversely affect the closing of the proposed transaction. Conmed undertakes no obligation to update publicly or revise any forward-looking statements made, whether as a result of new information, future results or otherwise.

IMPORTANT INFORMATION ABOUT THIS TENDER OFFER

This document is not an offer to purchase or a solicitation of an offer to sell securities of Conmed. The planned tender offer by Purchaser for all of the outstanding shares of common stock of Conmed has not been commenced. On commencement of the tender offer, Purchaser will mail to Conmed stockholders an offer to purchase and related materials and Conmed will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. Purchaser will file its offer to purchase with the SEC on Schedule TO, and Conmed will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Conmed stockholders are urged to read these materials carefully when they become available, since they will contain important information, including terms and conditions of the offer. Conmed stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Purchaser or Conmed with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer.

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The Company sent the following letter to its clients on July 16, 2012.

Dear

After substantial consideration by management and its Board of Directors, Conmed Healthcare Management, Inc. announced yesterday its intention to support the tender offer to be launched by Correct Care Solutions, LLC. Once this transaction closes, Conmed will operate as an operating subsidiary of Correct Care Solutions, LLC; we expect this will occur by early September.

We believe Conmed has built a solid track record and established an exceptional reputation by providing high-quality, cost-effective medical services to its clients. We do not expect this to change.

As with Conmed, Correct Care Solutions, LLC (CCS) operates within the correctional healthcare marketplace. Both companies have completed significant due diligence on each other, and I believe CCS has a complementary culture to Conmed, being client-focused, employee friendly, and a creative healthcare partner. The combination of these companies will allow us to share best practices and expand our ability to provide the high-quality level of service that you have come to expect from us. I am excited to work with Jerry Boyle, President and CEO of CCS, and his team and continue to grow this entity.

The combined company is expected to service nearly 100,000 patients daily and operate in 25 states, with over 5,000 employees, allowing it to bring to its patients best-in-class doctors, nurses, and mental health professionals. Together, CCS and Conmed will have leading capabilities in clinical care, mental health, telepsychiatry, electronic medical records, utilization management, and pharmacy services.

We see the opportunity as a way to continue to offer our services efficiently and remain a quality provider and leader in the industry. We believe this transaction will allow us to operate more efficiently and drive innovation and technology for our clients.

We expect this transaction will not affect our day-to-day operations in the way we serve our clients. Conmed will continue to be based out of Hanover, Maryland, and our executive team and I will remain in place.

Please feel free to contact me directly with any questions you may have about this transaction and what it means for Conmed and for you. You can reach me in my office at 410-567-5534, on my cell phone at 804-338-6420, or via email at rturner@conmed-inc.com.

Kindest personal regards,

Richard W. Turner, Ph.D.
Chairman and Chief Executive Officer

Stephen B. Goldberg, M.D.

Executive Vice President

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Forward Looking Statements

This document may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements with respect to Conmed’s plans, objectives, expectations and intentions; and (ii) other statements that are not historical facts including statements which may be identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “potentially,” or similar expressions. These statements are based upon the current beliefs and expectations of Conmed’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Conmed’s control). These factors include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in Conmed’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the tender offer documents to be filed by Hanover Merger Sub, Inc. (“Purchaser”) and the solicitation/recommendation statement to be filed by the Company. Other factors not currently anticipated by management may also materially and adversely affect the closing of the proposed transaction. Conmed undertakes no obligation to update publicly or revise any forward-looking statements made, whether as a result of new information, future results or otherwise.

IMPORTANT INFORMATION ABOUT THIS TENDER OFFER

This document is not an offer to purchase or a solicitation of an offer to sell securities of Conmed. The planned tender offer by Purchaser for all of the outstanding shares of common stock of Conmed has not been commenced. On commencement of the tender offer, Purchaser will mail to Conmed stockholders an offer to purchase and related materials and Conmed will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. Purchaser will file its offer to purchase with the SEC on Schedule TO, and Conmed will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Conmed stockholders are urged to read these materials carefully when they become available, since they will contain important information, including terms and conditions of the offer. Conmed stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Purchaser or Conmed with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer.

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The Company’s Chief Executive Officer, Richard W. Turner, delivered the following statement to the Company’s employees on July 16, 2012.

As you may have seen today, we issued a press release announcing that Conmed has entered into a definitive agreement with Correct Care Solutions, LLC, or “CCS.” Under the terms of transaction, CCS will offer to purchase all of our common stock held by our shareholders for $3.95 per share in cash. This transaction has an equity value of approximately $59 million. As a result of the transaction, Conmed will become an independent subsidiary of Correct Care Solutions, LLC. The Board of Directors of Conmed has unanimously approved the terms of the merger agreement, and certain key shareholders, officers and directors of Conmed, as part of the transaction, have agreed to tender their shares in the offer as well.

The company’s investment banker has rendered a fairness opinion to the Board of Directors. The value of this transaction is higher than the one offered in the transaction contemplated last year and represents a premium of 33% over Conmed’s average closing price per share for the 30 days prior to Conmed’s announcement of its intention to explore strategic alternatives. This offer represents an attractive opportunity to deliver value and liquidity to Conmed’s shareholders, consistent with the responsibilities I have as Chairman and CEO. Another responsibility that I acknowledge is the one that I have to all of you – loyal employees who have provided excellent clinical care over the years to the patients you care for and the correctional facilities you serve. You have helped to define Conmed as a brand for excellence and responsiveness and have helped Conmed grow; for that I am forever grateful. This is the next phase of evolutionary development; it is the right time; and your leadership has worked hard to ensure that both value and the “Conmed Way” will be preserved and will flourish going forward.

Both companies have completed significant due diligence on each other and I believe CCS has a complementary culture to Conmed, being client-focused, employee friendly, and a creative healthcare partner. The combination of these companies will allow us to share best practices and expand our ability to provide the high-quality level of service that our clients have come to expect from us. I am excited to work with Jerry Boyle, President and CEO of CCS, and his team and continue to grow this entity.

The combined company is expected to service nearly 100,000 patients daily and operate in 25 states, with over 5,000 employees, allowing it to bring to its patients best-in-class doctors, nurses, and mental health professionals. Together, CCS and Conmed will have leading capabilities in clinical care, mental health, telepsychiatry, electronic medical records, utilization management and pharmacy services.

I want to emphasize that you and your clinical team, at the site level, should not see any changes in your day-to-day operations, benefits, name of the company, or current leadership to whom you report. We will still be providing care via our existing protocols and forms. Additionally, in the near future, your chain of command will not change as a result of this transaction. Conmed will continue to be based out of Hanover, MD and our executive team and I will remain in place. I am immensely proud of what we have accomplished at Conmed, and we will continue to build upon the reputation that we have earned over the years.

I realize that you likely have questions about what this announcement means for you. Conmed Senior Management is planning to conduct a series of regional meetings to which our site and regional leadership will be invited. This will give us a chance to talk in person, clarify a few aspects of the timeline and, hopefully, to be able to answer a few more of your questions. Thereafter, we will be doing a series of individual site visits to various accounts around the country to meet with your team and facility administrations. I will wait to take specific questions during the site visits.

We expect that the transaction will close in the third quarter of 2012. We will do our best to update you with additional information on our progress as events warrant. In the meantime, please remain focused on performing effectively and providing our clients with the same high quality service that they expect. Thank you for your continued support and dedication to our great company.

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Forward Looking Statements

This document may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements with respect to Conmed’s plans, objectives, expectations and intentions; and (ii) other statements that are not historical facts including statements which may be identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “potentially,” or similar expressions. These statements are based upon the current beliefs and expectations of Conmed’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Conmed’s control). These factors include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in Conmed’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the tender offer documents to be filed by Hanover Merger Sub, Inc. (“Purchaser”) and the solicitation/recommendation statement to be filed by the Company. Other factors not currently anticipated by management may also materially and adversely affect the closing of the proposed transaction. Conmed undertakes no obligation to update publicly or revise any forward-looking statements made, whether as a result of new information, future results or otherwise.

IMPORTANT INFORMATION ABOUT THIS TENDER OFFER

This document is not an offer to purchase or a solicitation of an offer to sell securities of Conmed. The planned tender offer by Purchaser for all of the outstanding shares of common stock of Conmed has not been commenced. On commencement of the tender offer, Purchaser will mail to Conmed stockholders an offer to purchase and related materials and Conmed will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. Purchaser will file its offer to purchase with the SEC on Schedule TO, and Conmed will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Conmed stockholders are urged to read these materials carefully when they become available, since they will contain important information, including terms and conditions of the offer. Conmed stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Purchaser or Conmed with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer.

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